03002086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 11 2003

REPORT FOR THE PERIOD BEGINNING June 12, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFG Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Cantrell Road, Suite 330
(No. and Street)

Little Rock, (City) AR (State) 72227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan G. Rogers (501) 227-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne, Thessing & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/03

OATH OR AFFIRMATION

I, Harold F. Grubbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFG Investment Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Harold F. Grubbs
Signature

President
Title

CHARLA R. FAULKNER MY COMM. EXP. NOTARY PUBLIC 09-01-12 PULASKI CO. ARKANSAS

Charla R. Faulkner - my commission expires 09/01/12
Pulaski Co, Arkansas

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFG INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS

FROM JUNE 12, 2002 (DATE OF INCEPTION)

TO DECEMBER 31, 2002

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

Hudson
Cisne
Thessing
& Co. LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
HFG Investment Group, LLC

We have audited the accompanying statement of financial condition of HFG Investment Group, LLC as of December 31, 2002, and the related statement of income, changes in members' equity, and cash flows from June 12, 2002 (date of inception) to December 31, 2002 that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFG Investment Group, LLC at December 31, 2002 and the results of their operations and their cash flows from June 12, 2002 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne, Thessing & Co. LLP

January 21, 2003

Hudson, Cisne,
Thessing & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

HFG INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	15,637
Furniture and fixtures, less accumulated depreciation of $18		290
Other assets		1,839
	$	17,766

LIABILITIES AND MEMBERS' EQUITY

Accounts payable - trade	$	898
Members' equity		16,868
	$	17,766

See accompanying notes.

HFG INVESTMENT GROUP, LLC

STATEMENT OF INCOME

FROM JUNE 12, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002

Revenues:		
Commissions	$	2,093
Operating expenses:		
Consulting fees		4,555
Depreciation		18
Insurance		595
Office expense		456
Postage and shipping		232
Printing		239
Professional development		250
Reference materials		182
Regulatory fees		7,811
Taxes, licenses and permits		1,256
Telephone		71
Travel, meals and entertainment		1,590
Total operating expenses		17,255
Net loss	$	(15,162)

See accompanying notes.

HFG INVESTMENT GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FROM JUNE 12, 2002 (DATE OF INCEPTION)

TO DECEMBER 31, 2002

Balance - June 12, 2002	$ -
Members' contribution	32,030
Net loss	(15,162)
Balance - December 31, 2002	$ 16,868

See accompanying notes.

HFG INVESTMENT GROUP, LLC

STATEMENT OF CASH FLOWS

FROM JUNE 12, 2002 (DATE OF INCEPTION)

TO DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss	$	(15,162)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		18
Other assets		(1,839)
Accounts payable - trade		898
Net cash used in operating activities		(16,085)
Net cash flows from investing activities:		
Purchases of equipment		(308)
Net cash flows from financing activities:		
Members' contribution		32,030
Net change in cash		15,637
Cash - beginning of year		-
Cash - end of year	$	15,637

See accompanying notes.

HFG INVESTMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

On June 12, 2002 (date of inception), HFG Investment Group, LLC (the Company) an Arkansas limited liability company was formed. The Company is a broker-dealer of variable life insurance and annuities, registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc.

The rights and obligations of the Members of the Company are governed by the terms and provisions of the Operating Agreement dated June 12, 2002. The Operating Agreement provides that the Company is to terminate on June 11, 2042 unless terminated earlier in accordance with the terms of the Operating Agreement.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by the straight-line method. Estimated useful lives are as follows:

	Years
Furniture and fixtures	5 - 7

Depreciation expense was $18 in 2002.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

There were no cash payments for interest in 2002.

Income taxes

The Company is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the financial statements. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

HFG INVESTMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Note 2: Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 during the first twelve months of operation, and that equity capital may not be withdrawn, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $14,739, which was $9,739 in excess of its minimum requirement of $5,000.

Note 3: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related party

The Company entered into an expense sharing agreement with Financial Management, Inc. (FMI), which is a related party through common ownership. The agreement provides that the Company will pay for all of the broker-dealer's direct expenses as well as 1% of FMI's total management fee revenues as an assessment against indirect expenses. This 1% fee is intended to reimburse FMI for the use of office facilities and human resources. In addition, the Company will charge FMI 4% of its management fee revenues generated by FMI as compensation for the brokerage services rendered by the Company. During 2002 the Company received $2,093 from FMI for management fee and paid FMI $370 for its share of office expenses.

Hudson
Cisne
Thessing
& Co. LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
HFG Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of HFG Investment Group, LLC, from June 12, 2002 (date of inception) to December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Hudson, Cisne,
Thessing & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisme, Shessing & Co. LLP

January 21, 2003

Hudson
Cisne
Thessing
& Co. LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
HFG Investment Group, LLC

We have audited the financial statements of HFG Investment Group, LLC from June 12, 2002 (date of inception) to December 31, 2002, and have issued our report thereon dated January 21, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne, Thessing & Co. LLP

January 21, 2003

Hudson, Cisne,
Thessing & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

HFG INVESTMENT GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital:		
Total members' equity		$ 16,868
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		16,868
Less nonallowable assets and deductions:		
Furniture and fixtures, less accumulated depreciation		290
Other assets		1,839
		2,129
Net capital before haircuts on securities positions		14,739
Haircuts on securities		-
Net capital		$ 14,739
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 898
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 60
Minimum net capital required		$ 5,000
Excess net capital ($14,739 - $ 5,000)		$ 9,739
Percentage of aggregate indebtedness to net capital	$ 898 / $ 14,739	6%

No material differences existed at December 31, 2002, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.